Exhibit 18
February 26, 2010
Mr. Edward T. Walters
Senior Vice President and Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045
Dear Mr. Walters:
Note 2 of Notes to Financial Statements of Pactiv Corporation included in its Form 10-K for the year ended December 31, 2009 describes a change in the method of accounting for valuing inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for that portion of the Company’s inventory which had been valued using the LIFO method. There are no authoritative criteria for determining a ‘preferable’ inventory valuation method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,
/s/ ERNST & YOUNG LLP